SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               -------------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                       WINDSWEPT ENVIRONMENTAL GROUP, INC.
                       -----------------------------------
                                (Name of Issuer)

                          COMMON STOCK $.0001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   973812 10 0
                                 --------------
                                 (CUSIP Number)

                                Michael O'Reilly
                       Windswept Environmental Group, Inc.
                             100 Sweeneydale Avenue
                            Bay Shore, New York 11706
                                 (516) 434-1300

                                    Copy to:
                              Neil M. Kaufman, Esq.
                               John C. Penn, Esq.
                            Kaufman & Associates, LLC
                      50 Charles Lindbergh Blvd., Suite 206
                            Uniondale, New York 11553
                            Telephone: (516) 222-5100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 16, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

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CUSIP No. 973812 10 0                                   Page 2 of 8 Pages
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 973812 10 0                                   Page 3 of 8 Pages
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--------------------------------------------------------------------------------
1      |      NAME OF REPORTING PERSON
       |      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       |
       |           Michael O'Reilly
       |
--------------------------------------------------------------------------------
       |
2      |     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
       |                                                             (b) |_|
--------------------------------------------------------------------------------
3      |     SEC USE ONLY
       |
--------------------------------------------------------------------------------
4      |     SOURCE OF FUNDS*
       |
       |        OO
--------------------------------------------------------------------------------
5      |     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       |     TO ITEMS 2(d) OR 2(e)
       |                                                                |_|
--------------------------------------------------------------------------------
6      |     CITIZENSHIP OR PLACE OF ORGANIZATION
       |
       |     STATE OF DELAWARE, U.S.A.
--------------------------------------------------------------------------------
                        |   7   |    SOLE VOTING POWER
                        |       |
                        |       |      9,013,642
     NUMBER OF SHARES   |-------|-----------------------------------------------
       BENEFICIALLY     |   8   |     SHARED VOTING POWER
     OWNED BY EACH      |       |
    REPORTING PERSON    |       |        0
          WITH          |-------|-----------------------------------------------
                        |   9   |     SOLE DISPOSITIVE POWER
                        |       |
                        |       |       9,013,642
                        |-------|-----------------------------------------------
                        |   10  |     SHARED DISPOSITIVE POWER
                        |       |
                        |       |        0
--------------------------------------------------------------------------------
11     |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |        9,013,642*
--------------------------------------------------------------------------------
12     |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       |   SHARES
       |                                                        |_|
--------------------------------------------------------------------------------
13     |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       |
       |        10.4%
--------------------------------------------------------------------------------
14     |    TYPE OF REPORTING PERSON*
       |
       |        IN
--------------------------------------------------------------------------------

    *SEE "ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER."

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CUSIP No. 973812 10 0                                   Page 4 of 8 Pages
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            This amendment No. 1 (this "Amendment") amends the Schedule 13D filed on November 9, 1999 (the "Schedule 13D") on behalf of Michael O'Reilly (the "Reporting Person"), relating to the common stock, par value $.0001 per share (the "Common Stock") of Windswept Environmental Group, Inc. (the "Issuer").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended by adding the following paragraph at the beginning of such item:

         In order to maintain Mr. O'Reilly's level of incentivization, on November 15, 2003, pursuant to the Company's 2001 Equity Incentive Plan, the Company's Board of Directors granted Mr. O'Reilly immediately exercisable stock options to replace expired stock options for identical amounts and exercise prices as follows:

         Number of Shares        Exercise Price      Expiration Date
         ----------------        --------------      ---------------
         200,000                 $.22                December 28, 2007
         250,000                 $.34                August 17, 2008

ITEM 4.   PURPOSE OF TRANSACTION

         Item 4 is hereby amended and restated in its entirety to read as follows:

         In order to maintain Mr. O'Reilly's level of incentivization, on November 15, 2003, pursuant to the Company's 2001 Equity Incentive Plan, the Company's Board of Directors granted Mr. O'Reilly immediately exercisable stock options to replace expired stock options for identical amounts and exercise prices as follows:

         Number of Shares        Exercise Price      Expiration Date
         ----------------        --------------      ---------------
         200,000                 $.22                December 28, 2007
         250,000                 $.34                August 17, 2008

         On October 29, 2002, the last of Mr. O'Reilly's option under the terms of his Stock Option Agreement dated as of October 29, 1999, relating to 2,674,714 shares, fully vested and became exercisable. On October 29, 1999, the Company granted Michael O'Reilly an option to purchase the shares at an exercise price of $0.07904 per share, and the option vested and became exercisable in equal installments on the first, second and third anniversaries of October 29, 1999.

         On October 29, 1999, the Issuer entered into a Subscription Agreement (the "Subscription Agreement") with Spotless Plastics (USA) Inc., a Delaware corporation ("Spotless"), pursuant to which Spotless subscribed for 22,284,683 shares of the Issuer's authorized but unissued shares of Common Stock, and 9,346 shares of the Issuer's Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred"), for an aggregate purchase price of $2,500,000 (the "Purchase Price"), or $0.07904 per share of Common Stock and $79.04 per share of Series B Preferred. Spotless assigned its rights under the Subscription Agreement to Windswept Acquisition Corp., a Delaware corporation ("Acquisition Corp.") and on October 29, 1999,

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CUSIP No. 973812 10 0                                   Page 5 of 8 Pages
-------------------------                               ------------------------

Acquisition Corp. purchased the 22,284,683 shares of Common Stock and 9,346 shares of Series B Preferred.

         In connection with the foregoing on October 29, 1999, Michael O'Reilly entered into an Employment Agreement with the Company (the "Amended Employment Agreement"). The Amended Employment Agreement is for a term of five years, calls for a base salary of $260,000 per year and a bonus equal to 2.5% of the Company's pre-tax income (as defined therein). Upon the termination of Michael O'Reilly's employment with the Company (other than for cause, death or disability or his resignation without good reason, as defined therein), Michael O'Reilly has the right to require the Company (or Spotless, if the Company's capital would be impaired by such a repurchase, pursuant to the Letter Agreement (as defined below)) to purchase, in a single transaction, all the shares of Common Stock owned by him as of October 29, 1999 and all the shares of Common Stock underlying options issued or issuable to him as of October 29, 1999, to the extent vested and exercisable (collectively, the "O'Reilly Shares"); provided, however, that as a condition precedent to requiring the Company to repurchase the O'Reilly Shares, Michael O'Reilly must forfeit the Conversion Date Option (as defined below), except to the extent that the Conversion Date Option is at that time vested and exercisable. Similarly, pursuant to a letter agreement, dated as of October 29, 1999, by and between Michael O'Reilly and Spotless (the "Letter Agreement"), Michael O'Reilly has the right, upon receipt of notice that Spotless or any of its affiliates has acquired a beneficial ownership of more than seventy-five (75%) percent of the outstanding shares of Common Stock of the Company (on a fully diluted basis), to require Spotless to purchase, in a single transaction, the O'Reilly Shares. The purchase price applicable to any such purchase shall be at a price mutually agreed upon. If the parties are not able to agree upon a purchase price, then the purchase price will be determined based upon a procedure using the appraised value of the Company at the time such obligation to purchase arises.

         In connection with the execution and delivery of the Subscription Agreement, Spotless advanced the Issuer and Trade-Winds Environmental Restoration, Inc., North Atlantic Laboratories, Inc. and New York Testing Laboratories, Inc., each of which is a wholly owned subsidiary of the Issuer, as joint and several obligors, the sum of $2,000,000 pursuant to a Convertible Promissory Note dated October 29, 1999 (the "Note").

         At the time of issuance, neither the Series B Preferred nor the Note could have been converted into shares of Common Stock because the Issuer did not have a sufficient number of authorized shares of Common Stock to issue at such time. On September 19, 2000, the Issuer amended its Certificate of Incorporation to increase the number of authorized shares of Common Stock from 50,000,000 shares to 100,000,000 shares which was sufficient to allow for the conversion of the Series B Preferred and the Note into Common Stock. Subsequently, on March 15, 2001, the Issuer further amended its Certificate of Incorporation to increase the number of authorized shares of Common Stock to 150,000,000 shares.

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CUSIP No. 973812 10 0                                   Page 6 of 8 Pages
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         On November 16, 2001, Spotless exercised its right to convert all principal and accrued and unpaid interest on the Note. As of the date of conversion, the principal amount of $2,000,000 remained outstanding under the Note. As a result, upon conversion, the Issuer issued 28,555,250 shares of Common Stock to Spotless and the obligations of the Issuer and its subsidiaries to Spotless in the aggregate amount of $2,256,951 were satisfied. Upon such conversion, the Common Stock held by Spotless was assigned to Acquisition Corp. Additionally, on November 16, 2001, Acquisition Corp. exercised its right to convert all 9,346 shares of the Series B Preferred. As a result of such conversion, in accordance with the terms of Issuer's Series B preferred stock, Acquisition Corp. was issued 10,495,174 shares of the Common Stock. After giving effect to these conversions (the "Conversions"), Acquisition Corp. beneficially owned 61,335,107 shares of the Common Stock, which represents 78.7% of the issued and outstanding shares of Common Stock.

         The Conversions accelerated the exercisability of the option to purchase 2,811,595 shares of common stock at an exercise price of $0.07904 per share, which the Company granted to Mr. O'Reilly on October 29, 1999, and triggered Mr. O'Reilly's put right, in connection with Spotless' written notice, under the Letter Agreement.

         Except as set forth in this Item 4, the Reporting Person does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Person may determine to change his investment intent with respect to the Issuer at any time in the future. The Reporting Person intends to vote his shares as he deems appropriate from time to time. In determining from time to time whether to sell or distribute their shares of the Issuer's Common Stock (and in what amounts) or to retain such shares, the Reporting Person will take into consideration such factors as he deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, other opportunities available to the Reporting Person and the need from time to time for liquidity. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         Paragraph A. of Item 5 is hereby amended and restated in its entirety as follows:

            (a)-(b) Mr. O'Reilly is the direct beneficial owner of 9,013,642 shares of Common Stock, which represents 10.4% of the outstanding shares of Common Stock, and he has sole voting and dispositive power with respect to such shares of Common Stock.

           (c) There have been no transactions in the Common Stock by the Reporting Person during the 60 days preceding the filing of this Statement.

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CUSIP No. 973812 10 0                                   Page 7 of 8 Pages
-------------------------                               ------------------------


           (d) Except as set forth in this Schedule 13D, no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

           (e) Not applicable.

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CUSIP No. 973812 10 0                                   Page 8 of 8 Pages
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                                  SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 26, 2004


                                        /s/ Michael O'Reilly
                                   -----------------------------------------
                                   Michael O'Reilly